**Exhibit 10.7**

FORM OF

**CONTINGENT PURCHASE PRICE NOTE AGREEMENT**

   **THIS CONTINGENT PURCHASE PRICE NOTE AGREEMENT** is dated as of _____  __, 2004 (this "<u>Agreement</u>") among Folksamerica Holding Company, Inc. a New York corporation (the "<u>Purchaser</u>"), Sierra Health Services, Inc., a Nevada corporation ("<u>Sierra</u>"), CII Financial, Inc., a California corporation and a wholly owned subsidiary of Sierra (the "<u>Seller</u>"), and, with respect to Article 5 only, Folksamerica Reinsurance Company, a New York insurance company and a wholly owned subsidiary of the Purchaser ("<u>FRC</u>").

W I T N E S S E T H:

   WHEREAS, pursuant to the terms of that certain Stock Purchase Agreement dated as of November 25, 2003 (the "<u>Stock Purchase Agreement</u>") among Sierra, the Seller and the Purchaser, the Purchaser has agreed to purchase from the Seller, and the Seller has agreed to sell to the Purchaser, all of the issued and outstanding capital stock of California Indemnity Insurance Company (the "<u>Company</u>"), upon the terms and subject to the conditions contained therein;

   WHEREAS, in order to induce Sierra and the Seller to execute and deliver the Stock Purchase Agreement, the Purchaser has agreed that a portion of the purchase price under the Stock Purchase Agreement will be in the form of a contingent payment obligation of the Purchaser to the Seller, as set forth more fully herein; and

   WHEREAS, the execution and delivery of this Agreement is a condition to the consummation of the transactions contemplated by the Stock Purchase Agreement and the form of this Agreement is an exhibit thereto.

   NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein and in the Stock Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

**ARTICLE 1**

**DEFINITIONS; CONSTRUCTION**

   1.1 <u>Certain Definitions</u>.  Capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Stock Purchase Agreement.  The following terms shall have the respective meanings set forth below:

"Acceptance Notice" has the meaning set forth in Section 4.2 hereof.

"Adjusted Balance" has the meaning set forth in Section 2.1(a) hereof.

"Agreement" has the meaning set forth in the preamble hereto.

"ALAE Reserves" means reserves (including IBNR) for Allocated Loss Adjustment Expenses of the Company and the Subsidiaries, net of collectible Ceded Reinsurance, calculated and presented on a basis consistent with SAP and generally accepted actuarial principles.

"Allocated Loss Adjustment Expenses" means all costs and expenses directly related to the defense, cost-containment and resolution of claims under a specified policy or policies, including expenses of outside investigation, court costs and related costs (such as filing fees and stenographic services, expenses of witnesses, summonses and copies of documents), attorneys' fees and disbursements and similar costs, net of collectible Ceded Reinsurance and all recoveries, salvages and subrogation actually received.

"Annual Reserve Report" has the meaning set forth in Section 4.1 hereof.

"Arbiter" has the meaning set forth in Section 4.3(b) hereof.

"Ceded Reinsurance" means reinsurance coverage under any reinsurance agreement(s) between the Company or the Subsidiaries, as cedent, and any reinsurer, including reinsurance purchased by or on behalf of the Company or any Subsidiary from and after the Closing Date that provides coverage for Post-Closing Policies; provided however, Ceded Reinsurance shall not include reinsurance purchased on or after the Closing Date by or on behalf of the Company or any Subsidiary that provides coverage for losses incurred on or prior to the Closing Date.

"Company" has the meaning set forth in the recitals hereto.

"Contingent Amount Rate" has the meaning set forth in Section 2.2 hereof.

"Contingent Purchase Price" has the meaning set forth in Section 2.1 hereof.

"Covered Policy" means an insurance policy issued by the Company or one of the Subsidiaries that is in-force on the Closing Date.

"Developed Experience" means, as of any given date, the sum of

(x) (i) for claims with loss occurrence dates on or prior to the Closing Date, the sum of (a) the Paid Losses and Allocated Loss Adjustment Expenses of the Company and the Subsidiaries from the Closing Date through such given date and (b) the ALAE Reserves and Loss Reserves of the Company and the Subsidiaries as of such given date, *minus* (ii) the sum of the ALAE Reserves and Loss Reserves shown on the Closing Date Balance Sheet;

(y) the aggregate amount of Losses and Allocated Loss Adjustment Expenses incurred by the Company and the Subsidiaries from the Closing Date through such given date with respect to (a) Covered Policies as to which premium was not fully earned as of the Closing Date and (b) policies issued by the Company or any Subsidiary that expired prior to the Closing Date as to which premium transactions occur and are recorded on or following the Closing Date in the ordinary course of business (collectively, "UEP Business") in excess over that amount of Losses and Allocated Loss Adjustment Expenses which would result in a combined loss and expense ratio for the UEP Business, for the period commencing on the Closing Date and ending on such given date, of 100%, assuming an expense ratio of 32.5% (composed of (A) a 25% allotment for service, underwriting and administrative expenses and (B) an unallocated loss adjustment expense load of 7.5%) over such period; and

(z) the product of (i) a fraction, the numerator of which is (a) the total amount of written premium received by the Company and the Subsidiaries with respect to Post-Closing Policies for the period commencing on the Closing Date and ending on such given date ("Post-Closing Policy Premium") *minus* (b) $5,000,000, and the denominator of which is the Post-Closing Policy Premium, *multiplied by* (ii) the aggregate amount of Losses and Allocated Loss Adjustment Expense incurred by the Company and the Subsidiaries with respect to Post-Closing Policies from the Closing Date through such given date (net of any applicable reinsurance coverage) in excess over that amount of Losses and Allocated Loss Adjustment Expenses which would result in a combined loss and expense ratio for the Post-Closing Policies, for the period commencing on the Closing Date and ending on such given date, of 100%, assuming an expense ratio of 32.5% (composed of (A) a 25% allotment for service, underwriting and administrative expenses and (B) an unallocated loss adjustment expense load of 7.5%) over such period. If the Post-Closing Policy Premium is equal to or less than $5,000,000, then this subsection (z) shall be not applicable.

"Development Amount" has the meaning set forth in Section 2.1(b) hereof.

"Dispute" has the meaning set forth in Section 4.3 hereof.

"Dispute Notice" has the meaning set forth in Section 4.3(a) hereof.

"Final Covered Reserves" means Developed Experience as of December 31, 2009, determined in accordance with the terms of this Agreement.

"Final Reserve Report" has the meaning set forth in Section 4.2 hereof.

"FRC" has the meaning set forth in the preamble hereto.

3

"IBNR" means the ALAE Reserves and Loss Reserves for incurred but not reported Losses with respect to a specified policy or policies and the ALAE Reserves and Loss Reserves for expected Loss development on already reported policy claims.

"Loss" and "Losses" means the amount of liability paid or to be paid (including extracontractual obligations) by the Company or a Subsidiary with respect to a specified policy or policies net of collectible Ceded Reinsurance and all recoveries, salvages and subrogation actually received.

"Loss Reserves" means the aggregate amount of Loss reserves (including IBNR) of the Company and the Subsidiaries, net of collectible Ceded Reinsurance, calculated and presented on a basis in accordance with SAP and generally accepted actuarial principles.

"Measurement Period" means the period commencing on the Closing Date and ending on December 31, 2009.

"Paid Losses and Allocated Loss Adjustment Expenses" means the amount of Losses and Allocated Loss Adjustment Expenses actually paid over a specified period by the Company and the Subsidiaries (or any other entity which is the successor or surviving corporation of the Company or any Subsidiary).

"Post-Closing Policy" means (x) a policy issued by the Company or any Subsidiary on or after the Closing Date upon renewal of a Covered Policy, where such renewal is required under Applicable Law, or (y) a policy issued by the Company or any Subsidiary, other than policies of the type set forth in (x), required under Applicable Law to be issued; provided, that a policy issued upon any renewal not required under Applicable Law, and any other policy issued by the Company or any Subsidiary not required under Applicable Law to be issued, may be included in this definition of "Post-Closing Policy" upon the prior written consent of Sierra and the Seller, which consent may be given or withheld in their sole discretion.

"Post-Closing Policy Premium" has the meaning set forth in the definition of "Developed Experience."

"Purchaser" has the meaning set forth in the preamble hereto.

"Report Date" has the meaning set forth in Section 4.1 hereof.

"SAP" means the accounting principles prescribed or permitted as of the Closing Date by the insurance regulatory authorities of the states of domicile of the Company and the Subsidiaries, applied on a consistent basis with the Statutory Statements for the year ended December 31, 2002, except as set forth in Section 2.1(d)(ii) of the Seller's Disclosure Schedule. For the avoidance of doubt, the parties agree the actuaries involved in the preparation of the consolidated financial statements of the Company and the

Subsidiaries shall use their independent judgment in calculating the ALAE Reserves and the Loss Reserves in accordance with generally accepted actuarial principles and SAP.

"Seller" has the meaning set forth in the preamble hereto.

"Sierra" has the meaning set forth in the preamble hereto.

"Statutory Statements" means the annual statements of the Company and each Subsidiary filed by the Company and each Subsidiary with the insurance regulatory authorities of their respective domiciliary jurisdictions.

"Stock Purchase Agreement" has the meaning set forth in the recitals hereto.

"Total Post-Closing Policy Premium" has the meaning set forth in Section 2.1(b).

"UEP Business" has the meaning set forth in the definition of "Developed Experience."

"Unadjusted Contingent Amount" has the meaning set forth in Section 2.2(b).

1.2 Certain Rules of Construction. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires: (a) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision; (b) words using the singular or plural number shall also be deemed to include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders; and (c) all computations provided for herein shall be made in accordance with SAP.

## ARTICLE 2

## CONTINGENT AMOUNT

2.1 Contingent Purchase Price. Subject to Section 2.1(d), the "Contingent Purchase Price" shall be an amount equal to the (i) the Adjusted Balance, *minus* (ii) the Development Amount, each as hereinafter defined, and as determined in accordance with Section 2.1(c), as applicable.

(a)       The "Adjusted Balance" shall be an amount equal to the Contingent Purchase Price of $64 million under Section 1.2 of the Stock Purchase Agreement, as adjusted pursuant to Sections 1.3 and 1.4 of the Stock Purchase Agreement to reflect the calculation of the Closing Date Statutory Surplus.

(b)       The "Development Amount" means, subject to subsection (c) below, an amount (which may be positive or negative) equal to the sum of

(x) (i) for claims with loss occurrence dates on or prior to the Closing Date, the sum of (a) the Paid Losses and Allocated Loss Adjustment Expenses of the Company and the Subsidiaries during the Measurement Period and (b) the ALAE Reserves and Loss Reserves shown on the Final Reserve Report, *minus* (ii) the sum of the ALAE Reserves and Loss Reserves shown on the Closing Date Balance Sheet;

(y) the aggregate amount of Losses and Allocated Loss Adjustment Expenses incurred by the Company and the Subsidiaries during the Measurement Period for UEP Business in excess over that amount of Losses and Allocated Loss Adjustment Expenses which would result in a combined loss and expense ratio over the Measurement Period for UEP Business of 100%, assuming an expense ratio of 32.5% (composed of (A) a 25% allotment for service, underwriting and administrative expenses and (B) an unallocated loss adjustment expense load of 7.5%) over the Measurement Period; and

(z) the product of (i) a fraction, the numerator of which is (a) the total amount of written premium received by the Company and the Subsidiaries with respect to Post-Closing Policies during the Measurement Period ("Total Post-Closing Policy Premium") *minus* (b) $5,000,000, and the denominator of which is the Total Post-Closing Policy Premium, *multiplied by* (ii) the aggregate amount of Losses and Allocated Loss Adjustment Expenses incurred by the Company and the Subsidiaries with respect to Post-Closing Policies during the Measurement Period (net of any applicable reinsurance coverage) in excess over that amount of Losses and Allocated Loss Adjustment Expenses which would result in a combined loss and expense ratio over the Measurement Period for the Post-Closing Policies of 100%, assuming an expense ratio of 32.5% (composed of (A) a 25% allotment for service, underwriting and administrative expenses and (B) an unallocated loss adjustment expense load of 7.5%) over the Measurement Period.  If the Total Post-Closing Policy Premium is equal to or less than $5,000,000, then this subsection (z) shall not be applicable.

(c)     If the calculation of Development Amount set forth in subsection (b) above results in a negative number, "Development Amount" shall mean 100% of the first negative $15 million and 50% of any remaining portion of such amount.

(d)     Notwithstanding anything to the contrary in this Agreement or in the Stock Purchase Agreement, the Contingent Purchase Price shall in no event be less than an amount equal to the greater of (i) $6 million, as adjusted for the changes to the

Contingent Purchase Price under Section 1.2(b), Section 1.3(b) and Section 1.4(d) of the Stock Purchase Agreement, and (ii) $4 million; provided, that such minimum amount may be applied, at Sierra's election, toward satisfaction of any indemnity or other payments to which the Purchaser is entitled pursuant to Section 3.4 (relating to taxes), Section 3.15 (relating to intercompany accounts), Section 3.21 (relating to Guaranty Receivables) and Article V (relating to indemnities for breaches of representations and warranties) of the Stock Purchase Agreement, as set forth more fully in the Stock Purchase Agreement, and in the event of any such application such minimum amount shall be reduced accordingly.

2.2 Interest Accrual. Except as provided below, interest shall accrue on the Contingent Purchase Price, as adjusted, at a fixed annual rate of 4.0%, compounded quarterly (the "Contingent Amount Rate").

(a) Interest shall be calculated on the basis of a 360-day year, but shall accrue according to the actual number of days elapsed. Interest shall accrue on the Contingent Purchase Price until full payment, if any, has been made hereunder.

(b) "Unadjusted Contingent Amount" means the Adjusted Balance minus the Development Amount without giving effect to the minimum amount set forth in Section 2.1(d), or, if the foregoing calculation results in a negative number, zero. If the Unadjusted Contingent Amount is less than the minimum Contingent Purchase Price determined pursuant to Section 2.1(d), the entirety of such minimum amount shall be paid in accordance in Section 2.1(d), but interest shall not be payable on the portion of such minimum which exceeds the Unadjusted Contingent Amount, and interest shall be payable only on the Unadjusted Contingent Amount.

## ARTICLE 3

## PAYMENT OF CONTINGENT AMOUNT

3.1 Payment of Contingent Amount. Subject to the terms and conditions of this Agreement, the Purchaser shall pay to the Seller the Contingent Purchase Price, together with interest at the Contingent Amount Rate for the period from the Closing Date to and including the date payment is made (except as otherwise provided in Section 2.2(b)).

3.2 Time of Payment. Payment under Section 3.1 shall be made by the Purchaser to the Seller within five Business Days after the calculation of the Contingent Purchase Price becomes final pursuant to Section 4.2 or Section 4.3, as applicable, by wire transfer of immediately available funds to an account designated by the Seller in writing at least two Business Days before the date of such payment.

## ARTICLE 4

## COVENANTS

4.1 Annual Reporting.  Within sixty days following December 31 of each calendar year prior to January 1, 2009 (such December 31, in each case, a "Report Date"), the Purchaser will deliver to the Seller a written statement (an "Annual Reserve Report") in a format to be reasonably agreed by the parties, accompanied by a standard actuarial report, setting forth in reasonably specific detail, including all supporting calculations and schedules, the Developed Experience at the particular Report Date.  The first Report Date shall be December 31, 2004.  The Annual Reserve Report shall be based on SAP and generally accepted actuarial principles and on the underlying data of the Company and the Subsidiaries (as if on a consolidated, stand-alone basis) used to report reserves in the Statutory Statements as of the Report Date.

4.2 Final Reserve Report.  The Purchaser shall cause the Company or any other entity which is the successor or surviving corporation of the Company to prepare a report in reasonably specific detail, including supporting calculations (the "Final Reserve Report"), which shall be reviewed by Tillinghast Towers-Perrin, or another actuary designated by the Seller and engaged at the Seller's sole cost and expense, and which shall set forth (a) the Development Amount as of December 31, 2009, (b) the Final Covered Reserves and (c) the Contingent Purchase Price payable pursuant to Section 3.1 hereof as of December 31, 2009.  The Purchaser shall deliver a copy of the Final Reserve Report to the Seller within ninety days following December 31, 2009, along with all such underwriting, actuarial and other information reasonably related thereto.  The section of the Final Reserve Report setting forth the Final Covered Reserves shall be prepared in the same format as the Annual Reserve Reports and shall be based on SAP and generally accepted actuarial principles and on the underlying data of the Company and the Subsidiaries (as if on a consolidated, stand-alone basis) used to report reserves in the Statutory Statements as of the Report Date.  If there is no Dispute with respect to the Final Reserve Report, Sierra shall deliver written notice, signed by an authorized officer of Sierra, to such effect to the Purchaser indicating its acceptance thereof and agreement to be bound thereby ("Acceptance Notice").  Following its receipt of the Acceptance Notice, the Purchaser shall pay the Contingent Purchase Price to the Seller in accordance with Article 3 hereof.

4.3 Dispute Resolution.

Sierra may object to the Final Reserve Report (a "Dispute") after having received the Final Reserve Report or, if such Final Reserve Report is not timely received, after expiration of the 90 day period for the submission thereof.  The Dispute resolution procedures shall be as follows:

(a)        Sierra shall give the Purchaser written notice of such Dispute (a "Dispute Notice") within 60 days after the applicable date set forth above in the first paragraph of this Section 4.3, which Dispute Notice shall set forth in reasonable detail the elements and amounts in the Final Reserve Report to which Sierra objects and the basis for such objection and shall also set forth (a) the Development Amount, (b) the Final Covered Reserves and (c) the Contingent Purchase Price as calculated by Sierra.  If Sierra fails to timely deliver a Dispute Notice to the Purchaser within the aforementioned 60 day period, the Final Reserve Report shall be deemed to have been accepted in the form in which it was so delivered, shall be final and binding upon the parties in the absence of fraud, and shall serve as the basis for determining the Contingent Purchase Price.

(b)     If Sierra timely delivers a Dispute Notice to the Purchaser, the Sierra and the Purchaser shall initially attempt to resolve the Dispute through good faith negotiations and consultations.  If the Dispute has not been resolved amicably within 20 days after Sierra provides notice thereof, unless Sierra and the Purchaser agree otherwise, the Dispute shall immediately be submitted to Ernst & Young LLP (the "Arbiter") for resolution, provided Ernst & Young LLP is then disinterested.  If Ernst & Young LLP shall refuse to serve as the Arbiter or shall otherwise not be disinterested at the time it is requested to serve in such capacity, the Arbiter shall be selected by each party naming three candidates (none of which shall have any material relationship with the parties hereto or their respective Affiliates), two of which shall be stricken by the counterparty, with the selection from the remaining two candidates made by lottery.

(c)     The Company shall, and the Purchaser shall cause the Company to, upon reasonable prior notice, provide the Purchaser, Sierra and the Arbiter access to books, records and other documents and materials relating to the Company and/or to the Subsidiaries that are relevant to a determination of the issues involved in the Dispute.  The Arbiter shall decide all matters relating to the procedures to be followed for resolution of the Dispute, including those relating to the submission and receipt of information and documents; provided, however, that at the request of either Sierra or the Purchaser, a meeting shall be held at which the parties may present their views, that both Sierra and the Purchaser shall have equal access to the Arbiter, and that all information and documents which either party delivers or makes available to the Arbiter shall be furnished to the other party as well, and that all information and documents which the Company or the Subsidiaries deliver or make available to the Arbiter shall be furnished to both Sierra and the Purchaser.  Within 30 days from the date the Dispute is submitted to the Arbiter, the Arbiter shall deliver to both the Purchaser and Sierra a written report setting forth a determination of the amounts required to be set forth in the Final Reserve Report and the reasons underlying the foregoing determinations.  Such report shall be final and binding on Sierra, the Seller and the Purchaser and shall serve as the basis for determining the Contingent Purchase Price.  The Arbiter shall base its decision on its independent judgment which shall be binding on the parties.

(d)     The fees and expenses of the Arbiter arising from such arbitration shall be paid by the parties pro rata based on where the Arbiter's best point estimate of the Development Amount falls in comparison to Sierra's and the Purchaser's estimate; provided, that if the Development Amount as determined by the Arbiter is greater than the amount determined by the Purchaser, Sierra shall bear all such fees and expenses, and if the Development Amount as determined by the Arbiter is less than the amount determined by Sierra, the Purchaser shall bear all such fees and expenses.

4.4 <u>Other Covenants</u>.

(a)        The Seller shall have the right, upon thirty days' notice, to inspect and audit and to cause its advisors to inspect and audit at the place of business of the Company and the Subsidiaries, during regular business hours, all business records of the Company and the Subsidiaries relating to actual payments of, and case reverses for, Losses and Allocated Loss Adjustment Expenses.

(b)        The Purchaser shall maintain books and records reasonably necessary to evidence its compliance with the terms of this Agreement.

## ARTICLE 5

## GUARANTEE

5.1 <u>Guarantee</u>.  FRC hereby guarantees to the Seller (a) the due, punctual and full payment, when due, of all amounts payable by the Purchaser to the Seller under this Agreement, and (b) the full and punctual performance of all other obligations of the Purchaser under this Agreement, all without reduction, recoupment, set-off or counterclaim.

5.2 <u>Guarantee Terms</u>.  This is a guarantee of payment, performance and compliance when due (and not a guarantee of collection) and FRC waives any right to require that any resort be had by the Seller to any security held, or to any right of set-off, counterclaim or recoupment, for payment or performance.  In connection with this guarantee:

(a)        FRC waives presentation to, demand of, payment from and protest to the Purchaser of any non-payment or non-performance and also waives notice of protest for nonpayment.  FRC waives notice of any default under this Agreement.

(b)        The obligations of FRC hereunder shall not be affected by (i) the failure of the Seller to assert any claim or demand or to enforce any right or remedy against the Purchaser or any other Person under this Agreement or (ii) any modification, extension or renewal of any of the terms or provisions of this Agreement, the Stock Purchase Agreement, the Transition Services Agreement, the Third Party Claims Administration Agreement, the Claims TSA, or any other agreement.

## ARTICLE 6

## MISCELLANEOUS

6.1 <u>Notices</u>.  All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given (a) delivered personally against written receipt, (b) sent by facsimile transmission, (c) mailed by registered or certified mail, postage prepaid, return receipt requested, or (d) mailed by reputable national overnight courier, fee prepaid, to the parties hereto at the following addresses or facsimile numbers:

      (i)      if to the Seller, to:

            Sierra Health Services, Inc.
            2724 North Tenaya Way
            Las Vegas, NV  89128
            Facsimile:     702-242-1532
            Attention:     Frank Collins, Esq.

            with a copy to:

            Morgan, Lewis & Bockius LLP
            101 Park Avenue
            New York, NY  10178-0060
            Facsimile:     212-309-6273
            Attention:     Stephen P. Farrell, Esq.

      (ii)      if to the Purchaser, to:

            John D. Liberator
             President
            Folksamerica Re Solutions Ltd.
            927 Hopmeadow Street
            Simsbury, Connecticut 06070
            Telecopy: (860) 408-7310

            with a copy to:

            Donald A. Emeigh, Jr.
            Executive Vice President, General Counsel and Secretary
            Folksamerica Holding Company, Inc.
            1 Liberty Plaza
            19th Floor
            New York, New York 10006
            Telecopy: 212-732-5614

      (iii)      if to FRC, to:

            Donald A. Emeigh, Jr.
            Executive Vice President, General Counsel and Secretary
            Folksamerica Holding Company, Inc.
            1 Liberty Plaza

19th Floor
New York, New York 10006
Telecopy: 212-732-5614

All such notices, requests and other communications will be deemed given, (w) if delivered personally as provided in this section 6.1, upon delivery, (x) if delivered by facsimile transmission as provided in this section 6.1, upon confirmed receipt, (y) if delivered by mail as provided in this section 6.1, upon the earlier of the fifth business day following mailing and receipt, and (z) if delivered by overnight courier as provided in this section 6.1, upon the earlier of the second business day following the date sent by such overnight courier and receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice is to be delivered pursuant to this section 6.1). any party hereto may change the address to which notices, requests and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner set forth herein.

6.2 <u>Governing Law</u>.  This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the State of New York without regard to principles of conflicts of laws that would require application of the law of a jurisdiction other than the State of New York.

6.3 <u>Amendments and Waivers</u>.  No amendment of any provision of this Agreement shall be valid unless such amendment is in writing and signed by the each of the parties hereto.  No waiver by any party hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.  No waiver shall be valid unless such waiver is in writing and signed by the party against whom such waiver is sought to be enforced.

6.4 <u>Severability</u>.  If any term, provision, covenant or restriction of this Agreement is held to be invalid, void or unenforceable by a court of competent jurisdiction, (a) such term, provision, covenant or restriction will be fully severable, (b) this Agreement will be construed and enforced as if such term, provision, covenant or restriction had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such term, provision, covenant or restriction or its severance herefrom and (d) each of the Seller and the Purchaser directs that such court interpret and apply the remainder of this Agreement in the manner that it determines most closely effectuates their intent in entering into this Agreement, and in doing so particularly take into account the relative importance of the term, provision, covenant or restriction being held invalid, void or unenforceable.

6.5 <u>Entire Agreement</u>.  This Agreement, the Stock Purchase Agreement and the Operative Documents constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede any prior understandings, agreements or representations by or among the parties hereto, written or oral, with respect to such subject matter.

6.6 <u>Succession and Assignment</u>.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other, which approval shall not be unreasonably delayed or withheld; <u>provided</u>, <u>however</u>, that the Purchaser may assign its rights and obligations hereunder, in whole or in part, to any Affiliate of the Purchaser, including, without limitation, FRC, without the consent of the Seller or Sierra.  In the event that Purchaser assigns its rights and obligations under this Agreement pursuant to this Section 6.6, the Purchaser shall remain liable for the performance of its duties and obligations hereunder to the extent such duties and obligations are not performed by its assignee.

6.7 <u>No Third Party Beneficiaries</u>.  The terms and provisions of this Agreement are intended solely for the benefit of the parties hereto and their respective successors and permitted assigns, and it is not the intention of the parties to confer third-party purchaser rights, and this Agreement does not confer any such rights, upon any other Person.

6.8 <u>Time Periods</u>.  When any provision of this Agreement provides for the expiration of a time period or requires the giving of a notice on a day which is other than a Business Day, such time period or day shall be extended to the next succeeding Business Day.

6.9 <u>Headings</u>.  Article and Section headings contained in this Agreement are included for convenience of reference only and shall not in any way affect the meaning or interpretation of this Agreement.

6.10   <u>Counterparts</u>.  This Agreement may be executed in one or more counterparts, and by different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart to this Agreement.

[REMAINDER OF PAGE INTENTIONALLY BLANK,
SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

FOLKSAMERICA HOLDING COMPANY    SIERRA HEALTH SERVICES, INC.

By: _____    By: _____
Name:                               Name:
Title:                                Title:


CII FINANCIAL, INC.            FOLKSAMERICA REINSURANCE
                                       COMPANY, with respect to Article 5 only

By: _____
Name:                               
Title:                               By: _____
                                       Name:
                                       Title: